FOR IMMEDIATE RELEASE	February 12, 2024

Micromem - Update on Joint Development and Licensing Agreements with Chevron, AGM

Toronto, Ontario and New York, New York, February 12, 2024 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to provide a current update on its dealings with Chevron.  As previously reported Micromem's CFO met most recently with Chevron's team at their Houston offices on December 4, 2023, regarding the automated tracer technology.  Further discussions took place last week, the week of February 5, 2024.

Currently, Micromem and Chevron are working together to update the Joint Development Agreement that was originally executed between the parties in 2014.  Micromem awaits a license agreement from Chevron with respect to the patent that Chevron holds for tracer technology applications which the Company believes will be useful in its go forward projects. The opportunity to license and market Chevron developed technology to other potential clients will streamline the development time and cost for delivering completed tracer technology solutions.

As the project in Romania develops, the Company will release further news. Micromem will host technology update discussions with its Romanian clients and Chevron, as appropriate.

The Company also announces that it will hold its Annual General Meeting of Shareholders on Monday, April 22, 2024, virtually.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 516,549,264

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023. Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.